Exhibit 99.4

13 October 2003

InterContinental Hotels Group PLC

Director's Interest in Shares

The Company has been notified that, prior to the lapse on 11 October 2003 of all options granted under the Six Continents Sharesave Schemes, Richard Solomons has exercised his options over Six Continents PLC (Six Continents) shares, to which he was entitled under the Six Continents Sharesave Scheme 2002. As a result of the separation of Six Continents in April 2003 and the listing of InterContinental Hotels Group PLC (IHG) ordinary shares, Six Continents shares are no longer traded on the London Stock Exchange. Consequently they have been automatically exchanged for equivalent shares in IHG as follows:

Six Continents PLC options	exchanged for	IHG PLC ordinary shares	Date of exercise

500 at 600p		854 at 351p	26 September 2003

Richard Solomons retains this holding of ordinary shares in IHG.

The arrangements under which all holders of options under the Six Continents Sharesave Schemes were given the opportunity to exercise their options in this way were set out in the Circular to Six Continents shareholders and the IHG Listing Particulars dated 17 February 2003.

Name of contact for this RNS Announcement:

Catherine Springett	Tel: 020 7409 8569
Head of Secretariat
InterContinental Hotels Group PLC